Exhibit 99.1

Akanda Corp.

Unaudited Condensed Consolidated Statements of Financial Position

(Expressed in US Dollars)

		June 30,	December 31,
	Note	2022	2021
ASSETS
Current
Cash		$3,930,702	$3,495,390
Cash held in trust	4	472,512	—
Trade and other receivables	5	726,865	242,357
Prepayments		380,837	107,759
Biological assets		198,631	—
Inventory		895,774	—
Financial asset measured at FVTPL	8	337,145	—
Total Current Assets		6,942,466	3,845,506

Non-Current
Property, plant and equipment	9	12,608,287	1,897,748
Intangible assets	11	23,446,256	259,102
Loan Receivable	12	485,272	134,770
Right-of-use assets	10	—	1,908,877
Total Non-Current assets		36,539,815	4,200,497

Total Assets		$43,482,281	$8,046,003

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current
Trade and other payables		$4,491,284	$680,328
Lease liability	13	—	439,709
Loans and borrowings	14	1,262,785	432,201
Secured convertible debenture	15 and 16	—	6,716,190
Holdback payable	4	400,000	—
Due to related party		117,625	—
Total Current Liabilities		6,271,694	8,268,428

Non-Current
Lease liability	13	—	1,978,997
Loans and borrowings	14	2,570,127	—
Total Non-Current Liabilities		2,570,127	1,978,997

Total liabilities		8,841,821	10,247,425

Shareholders’ Equity (Deficit)
Share capital	15	47,101,209	7,255,695
Contributed surplus		576,340	—
Other reserves		21,051	3,618,670
Accumulated deficit		(12,024,032)	(13,293,889)
Accumulated other comprehensive income		(1,034,108)	218,102
Total Shareholders’ Equity (Deficit)		34,640,460	(2,201,422)
Total Liabilities and Shareholders’ Deficit		$43,482,281	$8,046,003

Subsequent Events (Note 18)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Akanda Corp.

Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

		Six months ended
		June 30,
	Note	2022	2021

Sales		$73,096	$3,935
Cost of sales	7	12,870	5,849
Gross Profit (Loss) before gain on change in fair value of biological assets		60,226	(1,914)
Gain on change in fair value of biological assets		33,078	—
Gross Profit (Loss)		93,304	(1,914)

Operating expenses
Depreciation and amortization	9, 10, 11	1,511,138	—
Consulting and professional fees		2,366,997	142,188
Personnel expenses		3,782,727	—
Share based payment expenses to social development trust	15	2,174,908	—
General and administrative expenses		1,175,647	1,401
Total operating expenses		11,011,417	143,589

Operating loss		(10,918,113)	(145,503)

Other (expense) income:
Finance income		747	—
Finance expense		(36,606)	—
Foreign exchange loss, net		(180,990)	(969)
Gain on bargain purchase		12,760,356	—
Other income	4	207	55
Change in fair value of financial assets measured at FVTPL	8	(472,311)	—
		12,071,403	(914)

Net income (loss) from continuing operations		1,153,290	(146,417)

Loss from discontinued operations	5	(3,747,034)	(1,525,935)

Net loss		$(2,593,744)	$(1,672,352)
Translation adjustment		(1,019,498)	(184,492)
Comprehensive loss		$(3,613,242)	$(1,856,844)

Earnings (loss) per share from continuing operations – basic and diluted	15	$0.04	$(0.01)
Loss per share - basic and diluted	15	$(0.10)	$(0.13)
Weighted average common shares outstanding	15	26,835,444	13,129,212

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Akanda Corp.

Unaudited Condensed Consolidated Statements of Shareholders’ Equity (Deficit)

(Expressed in US Dollars)

For the Six Months Ended June 30, 2022

						Accumulated
			Contributed			Other
		Share	surplus – Stock	Other	Accumulated	comprehensive
	Note	capital	Based Compensation	reserves	deficit	loss	Total
Balance, December 31, 2020		$159	$—	$21,053	$(5,162,692)	$108,060	$(5,033,420)
Net loss		—	—	—	(1,672,352)	—	(1,672,352)
Translation adjustment		—	—	—	—	(184,492)	(184,492)
Balance, June 30, 2021		$159	$—	$21,053	$(6,835,044)	$(76,432)	$(6,890,264)

Balance, December 31, 2021		$7,255,695	$—	$3,618,670	$(13,293,889)	$218,102	$(2,201,422)
Issuance of shares for Holigen Acquisition	4 and 14	16,131,000	—	—	—	—	16,131,000
Issuance of shares to ASDT	14	2,174,908	—	—	—	—	2,174,908
Issuance of shares from private placement	14	298,684	—	—	—	—	298,684
Issuance of shares from IPO	14	14,682,078	—	—	—	—	14,682,078
Issuance of shares upon conversion of note	14 and 15	6,559,000	—	—	—	—	6,559,000
Loss of control of Bophelo Bio	5	(156)	—	(3,597,619)	3,863,601	(232,712)	33,114
Stock-based compensation	14	—	576,340	—	—	—	576,340
Net loss		—	—	—	(2,593,744)	—	(2,593,744)
Translation adjustment		—	—	—	—	(1,019,498)	(1,019,498)
Balance, June 30, 2022		$47,101,209	$576,340	$21,051	$(12,024,032)	$(1,034,108)	$34,640,460

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Akanda Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in US Dollars)

		Six months ended
		June 30,
	Note	2022	2021
Cash flows from operating activities:
Net income (loss) from continuing operations		$1,153,290	$(146,417)
Net loss from discontinued operations		(3,747,034)	(1,525,935)
Net income (loss)		(2,593,744)	(1,672,352)
Adjustments for non-cash items:
Loss on loss of control of Bophelo Bio, net of cash surrendered		2,571,054	—
Gain on bargain purchase		(12,760,356)	—
Share based payments to social development trust	15	2,174,908	—
Depreciation and amortization	9, 10, 11	1,685,038	152,421
Change in fair value of financial asset at fair value through profit or loss		472,311	—
Stock-based compensation	15	576,340	—
Non-cash interest expense		122,829	144,747
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		(118,397)	(4,959)
Prepayments		(932,981)	109,855
Inventory		—	625
Trade and other payables		330,065	248,545
Increase in due to related parties		119,212	—
Cash flows used in operating activities		(8,353,721)	(1,021,118)

Cash flows from investing activities:
Acquisition of Holigen, net of cash acquired and holdback		(2,366,593)	—
Purchase of financial assets (refer to note 8)		(801,160)	—
Additions to property, plant and equipment	9	(263,391)	(545,870)
Cash surrendered on loss of control of Bophelo Bio Sciences (refer to note 5)		(800,794)	—
Cash flows used in investing activities		(4,231,938)	(545,870)

Cash flows from financing activities:
Proceeds from IPO, net of costs		14,654,593	—
Proceeds from private placement, net of costs		278,482	—
Advances from related party		—	37,812
Loans received		495,665	3,988,898
Loans repaid		(189,892)	—
Lease payments		(596,522)	(530,811)
Cash flows provided by financing activities		14,642,326	3,495,899

Net increase in cash and cash equivalents		2,056,667	1,928,909
Effects of exchange rate changes on cash and cash equivalents		(1,148,913)	24,922
Cash and cash equivalents at the beginning of the period		3,495,460	13,504
Cash and cash equivalents at the end of the period		$4,403,214	$1,967,335

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Akanda Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in US Dollars)

1.	Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K 0A1.

Prior to the liquidation event on July 15, 2022 described below, the Company, through its indirectly held subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. is in the business of cultivating and manufacturing cannabis biomass and medical cannabis products in Lesotho (specifically near Ts’akholo, in the Mafeteng district of the Kingdom of Lesotho, Southern Africa), for export to international markets. At June 30, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (see note 5 and 17). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on June 30, 2022 and wrote down all balances receivable from the entity to nil. During the six months ended June 30, 2022, recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,338,342, which included $800,794 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation during the six months ended June 30, 2022 and has reclassified the operating results of Bophelo Bio Science and Wellness (Pty) Ltd as a discontinued operation for the six months ended June 30, 2021. At the date of these condensed consolidated financial statements, the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing. The Company is also in the business of sales and distribution of cannabis-based products for medical use, through its subsidiary Canmart Ltd which is based in the UK.

The Company was incorporated for the designed purpose of becoming the ultimate parent company of Cannahealth Ltd. (“Cannahealth”), through a reorganization of entities with common control. The share purchase agreement became unconditional on or about November 3, 2021 and the Company acquired the shares in the aforementioned entities from Halo Collective Inc. (“Halo”).

The Company’s condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Attention is drawn to the fact that the Company incurred a net cash outflow of $8,353,721 from operating activities for the six months ended June 30, 2022. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity, as well as its ability to generate cash profits from its investments in Canmart Ltd. and Holigen Ltd. in the near future.

The Company is an early-stage company and is primarily dependent on externally provided financing to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, and/or additional cash that will be generated from operations. The Company does not at this stage have any firm plans or commitments regarding further financing.

These uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities which might be necessary should the Company be unable to continue in existence.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

2.	Basis of Preparation
(a)	Statement of compliance

These condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2021. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

(b)	Basis of preparation

These condensed consolidated financial statements have been prepared on an accrual basis, except for cash flow information, and are based on the historical cost, modified where applicable and related to the valuation of certain financial assets and financial liabilities to fair value.

Cannahealth and its subsidiaries, Bophelo Holdings Ltd, Bophelo Bio Science and Wellness (Pty) Ltd, and Canmart Ltd were under the common control of Halo until the acquisition by the Company had occurred. As of November 2021, shareholdings in each of the three separate entities were made consistent through the issuance of shares or the repurchase of shares for cash to the relevant shareholders (the ‘Reorganization Transactions’). As of November 2021, shareholdings in each of the four entities were identical. When the Company was formed in July 2021 with a view to ultimately acquiring Cannahealth and its subsidiaries, its majority shareholders were also consistent with each of the three existing entities. Therefore, immediately prior to the acquisition, the majority shareholder ownership of the Company and Cannahealth were demonstrated common control, and immediately after the acquisition, the shareholdings held in the Company by each individual shareholder were also identical.

The Company performed an assessment and determined Bophelo Bio Science and Wellness (Pty) Ltd to be the predecessor entity to the Company, and that the corporate restructuring in which Akanda became the parent company did not have economic substance. As such, in preparing the Company’s condensed consolidated financial statements, the Company accounted for the acquisition in as a transaction between entities under common control combining the Company and Cannahealth from the earliest reporting date using the ‘pooling of interests method’ of accounting, where assets for the Companies that came under common control were transferred into the consolidated group at the book value on the date in which common control was achieved.

In the acquisition described above, shares were issued to existing shareholders for no consideration. Therefore, the number of shares outstanding was increased without an increase in resources. The number of shares outstanding before the exchange have been adjusted for the change in shares as if the issuance had occurred at the beginning of the earliest period presented. All share and per share information presented herein has been retrospectively adjusted to give effect to the culmination of the reorganization and the issuance of shares on incorporation of Akanda on January 1, 2019.

(c)	Functional and presentation currency

These condensed consolidated financial statements are prepared and presented in United States Dollars (“USD” or “$”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

3.	New standards issued, not yet adopted

In January 2020, the IAS issued an amendment to IAS 1 Presentation of Financial Statements that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period.

1.Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.
2.‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The amendment applies to annual reporting periods beginning on or after January 1, 2023 and is applied retrospectively upon adoption. The Company does not expect the amendments to have a significant impact on the condensed consolidated financial statements upon adoption.

4.	Business combination

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned operating subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation. Through its operations in RPK, Holigen is a producer of premium EU GMP grade indoor grown cannabis flower. The acquisition of Holigen enables the Company to immediately have the ability to produce EU GMP grade cannabis flower for the European market. Consideration for the acquisition consisted of a payment of $3,000,000 in cash and 1,900,000 common shares of the Company’s share capital.

RPK’s operations consist of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-THC premium cannabis as well as a large seven million square foot (180+ acre) outdoor facility located in Aljustrel, Portugal. Holigen is a Maltese-based entity and provides the added superior genetics, capacity, and route-to-market in the EMEA region, of which the Company intends to augment the Company’s current operations.

The following table summarizes the acquisition-date fair value of each major class of purchase consideration that was transferred to the Flowr Corporation in lieu of the acquisition of 100% of the Ordinary Shares of Holigen:

Cash	$2,600,000
Holdback payable	400,000
Fair value of 1,900,000 common shares of the Company	16,131,000
Total consideration transferred	$19,131,000

The cash purchase price of the acquisition is $3.0 million, of which $2.6 million has been paid and $400,000 to fund the holdback payable is currently included within cash held in trust at June 30, 2022. The holdback payable represents funds withheld until resolution of a potential liability between the vendor and a service provider, of which the Company expects resolution within the next twelve (12) months. The fair value of the 1,900,000 common shares was based on the fair value of the trading price of the Company’s common shares on the Nasdaq Capital Markets exchange of $8.49 per common share on April 29, 2022. Of the equity component of the purchase consideration of 1,900,000 common shares of the Company that was transferred to the Flowr Corporation, an amount of 96,354 common shares was directly transferred to Apolo Capital Advisory, who acted as advisors to the Flowr Corporation in respect of the transaction. The purchase of Holigen has been accounted for by the acquisition method, with the results of Holigen included in the Company’s results of operation from the date of acquisition. The purchase of Holigen was determined as being a business combination in accordance with the requirements of IFRS 3 – Business Combinations, due to the fact that the Company acquired control over Holigen on the acquisition date through the purchase of 100% of its voting securities and consequent transfer of the purchase consideration (set out in the table above) to the sellers of the Holigen, namely the Flowr Corporation.

The Company incurred acquisition-related costs of approximately $250,000 relating to external legal fees, due diligence costs and valuation services. These costs have been included in “consulting and professional fees” expenses in the unaudited condensed consolidated statement of profit or loss for the six months ended June 30, 2022.

The following table summarizes the fair value of the identifiable assets and liabilities as at the date of acquisition:

Cash	$233,407
Accounts receivable	605,579
Biological assets	200,457
Inventory	904,006
Prepayments	179,597
Intangible assets	24,665,772
Property, plant and equipment, net	12,936,374
Trade and other payables	(3,775,599)
Loans and borrowing	(4,058,030)
Net assets acquired	$31,891,563

During the six months ended June 30, 2022, the Company recorded a bargain purchase gain of $12,760,563 within other income, representing the fair value of net assets acquired of $31,891,563 in excess of the fair value of consideration of $19,131,000. The fair value of the net asset acquired was determined by an independent valuer using the discounted cash flow method of valuation.

From the date of acquisition, the operations of Holigen contributed a net loss of $814,896 primarily due to the fact that Holigen was substantially in a pre-revenue stage. If the acquisition had taken place on January 1, 2022, the operations of Holigen would have contributed net loss of $1,725,371 for the six months ending June 30, 2022.

5.	Loss of control of Bophelo Bio Science andand Wellness (Pty) Ltd.

At June 30, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (see note 17). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on June 30, 2022 and wrote down all balances receivable from the entity to nil. During the six months ended June 30, 2022, the Company recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,338,342, which included $800,794 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation during the six months ended June 30, 2022 and has reclassified the operating results of Bophelo Bio Science and Wellness (Pty) Ltd as a discontinued operation for the six months ended June 30, 2021.

Set out below is the financial performance and cash flow information for the six months ended June 30, 2022 and 2021 related to the discontinued operation:

Six months ended June 30	2022	2021
Revenue	$32,802	$—
Operating expenses	(1,311,825)	(1,385,676)
Other (expense) income	(129,669)	(140,259)
	(1,408,692)	(1,525,935)
Loss on loss of control of subsidiary	(2,338,342)	—
Loss on discontinued operation	$(3,747,034)	$(1,525,935)

Exchange differences on translation of discontinued operations	$(83,437)	$(185,608)
Other comprehensive income from discontinued operations	$(83,437)	$(185,608)

Cash flows provided by (used in) operating activities	$316,746	$(1,066,276)
Cash flows used in investing activities	(213,669)	(483,580)
Cash flows (used in) provided by financing activities	(100,857)	3,458,087
Effects of exchange rate changes on cash and cash equivalents	(22,186)	25,117
Net change in cash (used in) provided by the subsidiary	$(19,966)	$1,933,348

Carrying amount of net assets immediately prior to loss of control of subsidiary	$2,571,054
Reclassification of foreign currency translation reserve	(232,712)
Loss on loss of control of subsidiary	$2,338,342

As at June 30, 2022, the carrying amounts of assets and liabilities of Bophelo Bio Science and Wellness (Pty) Ltd were as follows:

Cash	$800,794
Accounts receivable	23,651
Prepayments	625,606
Property, plant and equipment	2,042,641
Right-of-use assets	1,888,715
Intangible assets	227,704
Total assets	$5,609,111

Trade and other payables	124,740
Lease liability	2,570,939
Long-term debt	342,378
Total liabilities	$3,038,057

Net assets	$2,571,054

6.	Accounts Receivable

	June 30	December 31
	2022	2021
Trade accounts receivable	$538,988	$29,457
Sales taxes receivable	38,667	212,900
Other receivables	149,210	—
	$726,865	$242,357

As at June 30, 2022, there were two customers with an amount greater than 10% of the Company’s trade accounts receivable which represented 87% of the balance. As at December 31, 2021, there was one customer with an amount greater than 10% of the Company’s trade accounts receivable which represented 94% of the balance. The Company did not record any bad debt expense during the six months ended June 30, 2022 (2021 - nil).

7.	Inventory

The Company’s inventory included consumer packaging inventory and dried cannabis flower finished product at RPK in Portugal with a total carrying amount of $895,773.67 (2021 - $0). During the six months ended June 30, 2022, inventories with a cost of $34,704 were recorded as cost of sales (2021 - $5,849).

8.	Financial asset measured at FVTPL

During the six months ended June 30, 2022, concurrent to the acquisition of Holigen (refer to note 4 above), the Company subscribed for, and purchased 14,285,714 ordinary shares of The Flowr Corporation (TSX-V: FLWR) by way of a private placement for a consideration of approximately $801,160 (CDN$ 1,000,000). The subscription for the 14,285,714 ordinary shares of the Flowr Corporation was a closing deliverable requirement in terms of the sale and purchase agreement between the Company and the Flowr Corporation with respect to the acquisition of Holigen. Set out below is a reconciliation of the movement of the Company’s investment during the six months ended June 30, 2022:

Balance, December 31, 2021	$—
Purchase of investment	801,160
Change in fair value	(472,311)
Movement in exchange rate	8,296
Balance, June 30, 2022 (*)	$337,145

(*) – Reflects closing price of CAD$0.03 on June 30, 2022.

9.	Property and Equipment

		Plant				Furniture	Capital
		and	Leasehold	Motor		and	work-in-
Cost	Land	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2020	$—	$586,360	$293,437	$36,998	$—	$—	$883,145	$1,799,940
Additions	—	53,808	493,136	14,214	10,427	4,887	—	576,472
Reclassifications	—	—	360,695	—	—	—	(360,695)	—
Foreign exchange movements	—	(50,157)	(57,574)	(3,589)	(303)	(192)	(58,197)	(170,012)
Balance, December 31, 2021	$—	$590,011	$1,089,694	$47,623	$10,124	$4,695	$464,253	$2,206,400
Acquisitions (note 4)	872,336	11,817,462	—	89,513	32,703	124,360	—	12,936,374
Additions	—	53,561	69,676	11,055	11,683	2,926	114,490	263,391
Impact of loss of control of Bophelo Bio Science and Wellness (Pty) Ltd.	—	(717,956)	(1,178,087)	(59,271)	(16,072)	(5,883)	(473,062)	(2,450,331)
Foreign exchange movements	(7,945)	(9,081)	18,717	(1,096)	(2,386)	(1,641)	(105,681)	(109,114)
Balance, June 30, 2022	$864,391	$11,733,997	$—	$87,824	$36,052	$124,457	$—	$12,846,720

		Plant				Furniture	Capital
Accumulated		and	Leasehold	Motor		and	work-in-
depreciation	Land	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2020	$—	$123,710	$36,324	$13,874	$—	$—	$—	$173,908
Depreciation	—	63,785	78,352	11,208	1,245	483	—	155,073
Foreign exchange movements	—	(12,641)	(6,053)	(1,577)	(39)	(19)	—	(20,329)
Balance, December 31, 2020	$—	$174,854	$108,623	$23,505	$1,206	$464	$—	$308,652
Depreciation	—	292,407	52,210	14,369	9,789	3,948	—	372,723
Impact of loss of control of Bophelo Bio Science and Wellness (Pty) Ltd.	—	(21,126)	(161,427)	(30,689)	(3,114)	(947)	—	(217,303)
Foreign exchange movements	—	(222,938)	594	(955)	(1,732)	(607)	—	(225,639)
Balance, June 30, 2022	$—	$223,197	$—	$6,230	$6,149	$2,858	$—	$238,433

		Plant				Furniture	Capital
		and	Leasehold	Motor		and	work-in-
Net book value	Land	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2021	$—	$415,157	$981,071	$24,118	$8,918	$4,231	$464,253	$1,897,748
Balance, June 30, 2022	$864,391	$11,510,800	$—	$81,594	$29,903	$121,599	$—	$12,608,287

As at June 30, 2022, the Company derecognized property, plant and equipment with a net book value of $2,233,028 in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. As at December 31, 2021 and 2020 the Company’s Capital

work in progress related to the ongoing civil, gravelling, storm drainage work on site, as well as the construction of hoop houses and a Cravo A-Frame style greenhouse for future medical cannabis cultivation in Bophelo, Lesotho, which was derecognized at June 30, 2022 as a result of the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd.

During the six months ended June 30, 2022, the Company recorded depreciation of its property, plant and equipment of $372,723 (2021 – $70,293) of which $115,890 (2021 – $90,974) related to the operations of Bophelo Bio Science and Wellness (Pty) Ltd was recorded within discontinued operations.

10.	Right-of-use Assets

Land lease
Balance, December 31, 2020	$2,199,779
Additions	—
Amortization	(115,183)
Movement in exchange rates	(175,719)
Balance, December 31, 2021	$1,908,877
Additions	—
Amortization	(58,010)
Impact of loss of control of Bophelo Bio Science and Wellness (Pty) Ltd.	(1,888,715)
Movement in exchange rates	37,848
Balance, June 30, 2022	$—

During the six months ended June 30, 2022, the Company recorded amortization on its right-of-use assets of $58,010 (2021 - $61,447) within discontinued operations. As at June 30, 2022, the Company derecognized right-of-use assets with a net book value of $1,888,715 in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd.

11.	Intangible Assets

Cost:	Software	Licenses	Total
Balance, December 31, 2020	$—	$422,826	$422,826
Movement in exchange rates	—	(33,370)	(33,370)
Balance, December 31, 2021	$—	$389,456	$389,456
Acquisitions	17,548	24,648,225	24,665,773
Impact of loss of control of Bophelo Bio Science and Wellness (Pty) Ltd.		(379,506)	(379,506)
Movement in exchange rates	(390)	5,368	4,978
Balance, June 30, 2022	$17,158	$24,663,543	$24,680,701

Accumulated amortization:	Software	Licenses	Total
Balance, December 31, 2020	$—	$101,420	$101,420
Amortization	—	38,766	38,766
Movement in exchange rates	—	(9,832)	(9,832)
Balance, December 31, 2021	$—	$130,354	$130,354
Amortization	2,370	1,251,935	1,254,305
Impact of loss of control of Bophelo Bio Science and Wellness (Pty) Ltd.		(151,802)	(151,802)
Movement in exchange rates	(336)	1,924	1,588
Balance, June 30, 2022	$2,034	$1,232,411	$1,234,445

Net book value	Software	Licenses	Total
Balance, December 31, 2021	$—	$259,102	$259,102
Balance, June 30, 2022	$15,124	$23,431,132	$23,446,256

The Company’s licenses consist of a cannabis distribution license with a carrying value of $15,318 at June 30, 2022 (December 31, 2021 - $17,016) a cannabis API manufacturing and GMP license with a carrying value of $23,415,814 (December 31, 2021 - $0). As at June 30, 2022, the Company derecognized a cannabis operator’s license with a net book value of $227,704 (December 31, 2021 – $242,086) in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. The Company considered indicators of impairment at June 30, 2022 and December 31, 2021. The Company did not record any impairment loss during the six months ended June 30, 2022 (2021 – nil).

At June 30, 2022, the remaining useful life of the Company’s finite life intangible assets is approximately 9.5 years. The Company’s cannabis distribution license has been classified as an indefinite-life intangible asset as the Company expects to maintain this asset and the end point of the useful life of such asset cannot be determined. The Company evaluates the assumption of the indefinite life of the cannabis distribution license at least annually.

12.Loan Receivable

	June 30	December 31
	2022	2021
Loan to Cellen Life Sciences Limited	$485,272	$134,770
	$485,272	$134,770

Included in the loan receivable at June 30, 2022 is an amount of $485,272 (December 31, 2021 - $134,770) owed by Cellen Life Sciences Limited to the Company pursuant to a Bridge Loan Arrangement entered into in December 2021. The amount payable to the Company in terms of the Bridge Loan Agreement was subject to a restructuring arrangement entered into by the Company (the Loan Restructuring Agreement) after the end of the reporting period, namely June 30, 2022. Refer to note 18 for further information.

13.	Lease Liability

		Incremental	June 30	December 31
	Maturity	borrowing rate	2022	2021
Current	2022	10.25%	$—	$439,709
Non-current	2023‑2039	10.25%	—	1,978,997
			$—	$2,418,706

As at June 30, 2022, the Company derecognized the lease liability with a net book value of $2,570,939 (December 31, 2021 - $2,418,706) in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd.

Bophelo Bio Science and Wellness (Pty) Ltd has committed to the following undiscounted minimum lease payments remaining as at June 30, 2022:

Year ended December 31:
2022 remaining	$110,689
2023	265,654
2024	265,654
2025	265,654
2026	265,654
Thereafter	3,254,264
$4,427,569

14.	Loans Payable
(a)	Louisa Mojela loans:

The loans described below have been granted to the Company to fulfill its capital and operational requirements. The terms of the loans are described below:

(i)	Short-term loan #1

This is a short-term loan facility of approximately $135,226 in capital value lent. to assist the Company in funding working capital deficits. This loan was unsecured, repayable within 30 days of receiving the payment and carried interest at the rate linked to the prime lending rate in the Republic of South Africa. The capital balance of this loan was repaid in full before the end of the financial year December 31, 2020. At June 30, 2022, the Company determined that it no longer controlled

Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (see note 17). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on June 30, 2022 and wrote down this payable to Nil (see Note 5. The unpaid interest balance on this loan as at December 31, 2021 was $9,068.

(ii)	Short-term loan #2

This is a short-term loan facility of approximately $190,444 in capital value lent to assist the Company in funding its day-to-day operating costs. This loan does not have a fixed repayment date, is unsecured and is interest free.  At June 30, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (see note 17). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on June 30, 2022 and wrote down this payable to Nil (see Note 5). The balance on this loan at December 31, 2021 was $174,840

(iii)	Short-term loan

During the year ended December 31, 2021, the Company received short term loan facility of approximately $258,900 (L 4,000,000) to assist the Company in funding its day-to-day operating costs. At June 30, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (see note 17). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on June 30, 2022 and wrote down this payable to Nil (see Note 5). As at December 31, 2021 the balance remaining was $248,293. This loan does not have a fixed repayment date, is unsecured and is interest free.

(b)	Bank loans

The below loans have been granted to Holigen Ltd. and its subsidiaries in order to fund their capital and operational needs on site.

i.	Short term loans

As at June 30, 2022, the balance of the loans from Caixa was $1,262,785 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged interest at the rate of 3,00% and are secured by mortgage of building and equipment.

ii.	Long term loans

As at June 30, 2022, the balance of the loans from Caixa was $2,570,127 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged interest at the rate of 3,00% and are secured by mortgage of building and equipment.

15.	Share Capital
(a)	Authorized

The Company has authorized share capital of an unlimited amount of common shares with no par value.

(b)	Shares issued and outstanding

Cost:	Number of shares	Capital
Balance, December 31, 2020	13,129,212	$1,636
Shares issued to founders	5,626,806	1
Seed subscription	468,900	250,000
Private Placement	2,126,400	4,804,058
Settlement of Bridge Loan	880,000	2,200,000
Balance, December 31, 2021	22,231,318	$7,255,695
Issuance of shares in Holigen acquisition (note 4)	1,900,000	16,131,000
Issuance of shares to ASDT	869,963	2,174,908
Issuance of shares from private placement	162,000	278,481
Issuance of shares from IPO	4,000,000	14,654,593
Issuance of shares upon conversion of note	1,645,745	6,559,000
Loss of control of Bophelo Bio	—	(156)
Balance, June 30, 2022	30,809,026	$47,053,521

Shares issued and outstanding are as follows:

(i)	The 13,129,212 shares issued to Halo in exchange for the Cannahealth acquisition have been deemed to be issued and outstanding as of the earliest reporting date, December 31, 2020.
(ii)	On July 16, 2021, the Company issued 5,626,806 common shares in the Company’s capital to its founders.
(iii)	On July 26, 2021, the Company completed a seed capital offering issuing 468,900 common shares in the Company’s capital at approximately $0.53 per share.
(iv)	On November 12, 2021, the Company issued 13,129,212 shares to the former shareholders of Cannahealth Limited to facilitate the acquisition of the entity, at a value of $0.01 per share.
(v)	On November 12, 2021, the Company completed a private placement, receiving gross consideration of $5,312,136 upon the issuance of 2,126,400 common shares of the Company at a price of $2.50 per share. The Company paid $508,078 in advisory fees and commissions associated with the offering.
(vi)	On November 10, 2021, the Company issued 880,000 common shares at a value of $2.50 per common share to settle bridge loans payable of $2,200,000 (Note 10).
(vii)	On March 14, 2022, the Company issued 869,963 common shares to the Akanda Bokamoso Empowerment Trust at a deemed value of $2.50 per common share, the per share value of the concurrent private placement (see (viii)). The Company recorded an expense of $2,174,908 within general and administrative expenditures reflecting the cost of the shares issued at nil proceeds. The share based payment to the Akanda Bokamoso Empowerment Trust is a social development initiative of the Company and its beneficiaries are the employees of subsidiaries within the group.
(viii)	On March 14, 2022, the Company completed a private placement, issuing 162,000 common shares upon gross receipts of $405,000 net of issuance costs of $126,519.
(ix)	On March 15, 2022, the Company issued 1,645,745 common shares to Halo Collective, Inc. (“Halo”) at a price of $4 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion. The conversion of the debt owing was triggered by the Initial Public Offering in terms of the convertible debenture agreement.
(x)	On March 15, 2022, the Company issued 4,000,000 common shares to IPO investors in exchange for gross proceeds of $16,000,000 and net proceeds of $14,682,089 after deducting underwriter commissions and allowable expenses.
(xi)	On April 29, 2022, the Company issued 1,900,000 common shares at a fair value of $8.49 per share as part of the consideration in the acquisition of Holigen (Note 4).
(c)	Earnings per share

The weighted average number of common shares outstanding for basic and diluted earnings per share for the six months ended June 30, 2022 was 26,835,444 (2021 – 13,129,212). The Company did not have any potential dilution during the six months ended June 30, 2022 or 2021.

(d)	Restricted stock units

In order to incentivize senior executive management and key staff, the Company makes use of equity incentives awarded pursuant to the Employee Share Ownership Plan (“ESOP”). In terms of the ESOP, the Company may award up to 20% of the Company’s issued share capital (at any point in time) in qualifying ESOP incentives.

On April 22, 2022, the Company granted 2,480,532 restricted stock units (“RSUs”) to directors, officers, and employees of the Company, of which service cost of $576,340 was included in general and administrative expenses during the six months ended June 30, 2022 (2021 - $0).

16.	Related Party Transactions

Secured convertible debenture

On November 3, 2021 (the “Issuance Date”), the Company entered into an agreement with Halo in which the Company issued Halo a secured convertible debenture with an initial value of $6,559,294. The notes were convertible into common shares of the Company’s capital receiving the number of shares, at its current market price, required to satisfy the principal and interest payable. The obligation to convert the note within six months of the Issuance Date is triggered by (a) an initial public offering by the Company on a stock exchange; (b) an amalgamation, arrangement, merger, reverse takeover, reorganization or similar event; (c) a sale or conveyance of all or substantially all of the property and assets of the Company to any arm’s length third party for consideration consisting of free trading securities and the subsequent distribution of all of such consideration to all of the holders of common shares, on a pro rata basis; (d) the sale or exchange of all or substantially all of shares of the Borrower for free trading securities. The debt bears interest at one percent per annum, matures on November 3, 2022 and is secured by all of the assets of the Company other than the interests in the securities of Bophelo Bio Science and Wellness (Pty) Ltd. and ranks ahead of all other debt issued by the Company. On March 15, 2022, upon completion of the Company’s initial public offering the Company issued 1,645,745 common shares to Halo Collective, Inc. (“Halo”) at a price of $4 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion (see note 13(b)(ix)).

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the period ended June 30	2022	2021
Key Management Remuneration	1,079,324	114,235
Stock-based compensation	487,885	—
Short term accommodation expense	—	35,924

	$1,567,209	$150,158

The Key Management remuneration is included in Professional and Consulting fees in the Statement of Operations.

During the period ended June 30, 2021, the Company incurred expenditures of $35,924 associated with rental of short-term accommodation from the Company’s executive Chairman, LM Mojela, to house the Company’s expatriate staff working on site at the Company’s cultivation operation in the Kingdom of Lesotho.

As of June 30, 2022, the Company has balances payable to related parties of $743,188 (December 31, 2021 - $9,601,708) as below:

a.	As at December 31, 2021 the entire balance of Loans and Borrowings of $432,201 (Note 10) was payable to LM Mojela. The balance does not bear interest, is unsecured and does not have a fixed repayment date.
b.	Included within accounts payable and accrued liabilities at June 30, 2022 is remuneration payable to key management totaling $743,188 (December 31, 2021 - $34,611), which includes amounts owing to the following directors and officers of the Company:

i.	$562,792 owing to T Scott (December 31, 2021 - $0);
ii.	$57,550 owing to T Virk (December 31, 2021 - $0);
iii.	$25,875 owing to T Flow (December 31, 2021 - $0);
iv.	$24,386 owing to Dr. Akkar-Schenkl (December 31, 2021 - $0);
v.	$15,944 owing to L Mojela (December 31, 2021 - $0);
vi.	$8,010 owing to P van den Berg (December 31, 2021 - $0);
vii.	$6,638 owing to C Kié (December 31, 2021 - $0);
viii.	$1,800 owing to G Jones (December 31, 2021 - $0);
ix.	$1,800 owing to G Dingaan (December 31, 2021 - $0); and
x.	$1,800 owing to B Baker (December 31, 2021 - $0);
c.	As at December 31, 2021 the balance of the Company’s lease liability (Note 12) pertained to the amount owing to Mophuthi Trust, a Trust controlled by Louisa Mojela and Granny Seape, a director of a subsidiary of the Company.
d.	The balance of the secured convertible debentures as at December 31, 2021 with a carrying value of $6,716,190 bore interest at 1% per annum.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

17.	Segmented Information

The Company has three reportable segments: Cultivation, Distribution & Corporate. Cultivating activities which comprise the “cultivation” segment are made up of the medical cannabis cultivation operations at RPK/Holigen in Portugal, and medical cannabis cultivation activities which were undertaken at Bophelo Bio Science & Wellness (Pty) Ltd in Lesotho up until the loss of control event which occurred in July 2022 when the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd was ordered by the High Court of Lesotho (refer to note 5). Distributing activities relate to the distribution of medical cannabis by Canmart Ltd in the United Kingdom. Corporate activities entail head office costs and other general corporate expenses related to the administration of the broader group. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The reportable segments have been determined by management on the basis that these are strategic business units that offer different products and services. The business units in Portugal and Lesotho (up until the loss of control event described in note 5) which fall under the cultivation segment are focused on the cultivation of medical cannabis and medical cannabis biomass respectively, while the business unit in the United Kingdom, which falls under the distribution segment, undertakes the sale and distribution of medical cannabis products. The corporate segment undertakes management and treasury services within the group and for the benefit of all group companies. They are managed separately as each business unit requires different strategies, risk management and technologies.

Set out below is information about the assets and liabilities as at June 30, 2022 and December 31, 2021 and profit or loss from each segment for the six months ended June 30, 2022 and 2021:

	As at June 30, 2022
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$37,990,837	$4,297,366	$1,194,078	$43,482,281
Reportable segment liabilities	6,494,334	379,982	1,967,505	8,841,821

	As at December 31, 2021
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$4,127,138	$3,716,771	$205,797	$8,043,909
Reportable segment liabilities	3,020,730	323,129	6,899,644	10,243,143

	For the six months ended June 30, 2022
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$57,516	$15,580	$—	$73,096
Intersegment revenues	—	—	—	—
Other income (expense)	12,760,356	(6,600)	(646,494)	12,107,262
Finance income	—	747	—	747
Finance expense	(23,177)	(52)	(13,377)	(36,606)
Depreciation and amortization	1,511,138	—	—	1,511,138
Discontinued operations	(3,747,034)	—	—	(3,747,034)
Reportable segment income (loss)	5,744,346	(6,867,849)	(1,470,241)	(2,593,744)

	For the six months ended June 30, 2021
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$3,935	$—	$3,935
Intersegment revenues	—	—	—	—
Other expense	—	(914)	—	(914)
Finance income	—	—	—	—
Finance expense	—	—	—	—
Depreciation and amortization	—	—	—	—
Discontinued operations	(1,525,935)	—	—	(1,525,935)
Reportable segment loss	(1,525,935)	(146,417)	—	(1,672,352)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss, assets and liabilities as at June 30, 2022 and December 31, 2021, and for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30, 2022
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$57,516	$15,580	$—	$73,096
Elimination of inter segment revenue	—	—	—	—
Total revenue	$57,516	$15,580	$—	$73,096

	For the six months ended June 30, 2021
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$3,935	$—	$3,935
Elimination of inter segment revenue	—	—	—	—
Total revenue	$—	$3,935	$—	$3,935

	For the six months ended June 30, 2022
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$9,491,380	$(6,867,849)	$(1,470,241)	$1,153,290
Elimination of inter segment profit or loss	—	—	—	—
Income (Loss) before income tax expense	$9,491,380	$(6,867,849)	$(1,470,241)	$1,153,290

	For the six months ended June 30, 2021
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$—	$(146,417)	$—	$(146,417)
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$—	$(146,417)	$—	$(146,417)

	As at June 30, 2022
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$37,990,837	$23,428,366	$14,323,290	$75,742,493
Elimination of inter segment assets	—	(19,131,000)	(13,129,212)	(32,260,212)
Segment assets	$37,990,837	$4,297,366	$1,194,078	$43,482,281

	As at December 31, 2021
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$4,048,831	$4,082,801	$26,031,644	$34,163,276
Elimination of inter segment assets	—	(366,030)	(25,825,848)	(26,191,878)
Segment assets	$4,048,831	$3,716,771	$205,796	$7,971,398

	As at June 30, 2022
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$15,419,213	$31,390,180	$(31,094,865)	$15,714,528
Elimination of inter segment liabilities	(8,924,879)	(31,010,198)	33,062,370	(6,872,699)
Entity’s liabilities	$6,494,334	$379,982	$1,967,505	$8,841,829

	As at December 31, 2021
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$10,602,945	$5,437,189	$6,899,644	$22,939,778
Elimination of inter segment liabilities	(7,582,575)	(5,114,060)	—	(12,696,635)
Entity’s liabilities	$3,020,370	$323,129	$6,899,644	$10,243,143

18.	Subsequent Events

Liquidation of Bophelo Bio Science and Wellness (Pty) Ltd

On July 26, 2022, the Company announced that the High Court of Lesotho (the “Lesotho Court”) has placed in liquidation the Company’s, wholly-owned subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”). The action to place Bophelo in liquidation was taken by the Lesotho Court pursuant to an application and request (the “Liquidation Application”) that was filed by Louisa Mojela, the former Executive Chairman of the Company, who was recently terminated as Executive Chairman of Akanda, and the Mophuti Matsoso Development Trust (“MMD Trust”). Akanda intends to convene a special committee to investigate Ms. Mojela’s actions and conduct, including actions and conduct taken by her prior to her filing of the Liquidation Application, and will pursue all of its available legal rights and remedies against Ms. Mojela and the MMD Trust for taking this unauthorized action. The Company also intends to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation. In addition, Akanda will seek to recover significant loans that it has made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs, in the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation. Finally, Ms. Mojela has been summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”, as a result of her action to seek to place Bophelo in liquidation. Ms. Mojela has instituted legal proceedings against the Company as a result of the termination of her employment. In an action taken without the Company’s knowledge, the Lesotho Court has ordered an insolvent liquidation of Bophelo, and has appointed Mr. Chavonnes Cooper of Cape Town, South Africa, as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. The order was signed by the Honorable Mr. Justice Mokhesi on July 15, 2022. As a result, the Company deemed that at June 30, 2022 control of Bophelo had been lost and the assets and liabilities of the entity were deconsolidated, resulting in a loss of $2,338,342 (see note 5).

Nasdaq Minimum Bid Price Requirement Notification

On October 3, 2022, the Company announced it has received a written notification (the “Notification Letter”) on September 27, 2022 from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company’s common shares, no par value (“Common Shares”), was below $1.00 per share for a period of 30 consecutive business days. The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until March 27, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by March 27, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

Grant of Restricted Share Units (“RSUs”) and Consultancy Arrangements

Subsequent to June 30, 2022, the Company granted 4,503,514 RSUs to directors and consultants.

Subsequent to June 30, 2022, the Board of Directors of the Company approved the following consulting agreements:

◾	$300,000 payable to Daniel Petrov for consulting services to be provided to the Company;
◾	$300,000 payable to Mehrdad Momeni for consulting services to be provided to the Company;
◾	$300,000 payable to Kelly Abbott for consulting services to be provided to the Company;
◾	$250,000 payable to Connor Yuen for consulting services to be provided to the Company;
◾	$350,000 payable to Suzette Ramcharan for consulting services to be provided to the Company;
◾	$450,000 payable to Pouya Farmand for consulting services to be provided to the Company;
◾	600,000 RSUs payable to Kiran Sidhu for consulting services to be provided to the Company; and
◾	$250,000 payable to Terry Booth for advisory work to be provided to the Company.

Following the entering into of the above agreements, Mr. Booth was paid in cash on September 7, 2022, Mr. Sidhu was settled through a grant of RSUs on November 21, 2022, while the remaining consultants were settled through a grant of RSUs that were issued between July 29, 2022 and August 18, 2022, as follows:

◾	Daniel Petrov – 306,123 RSUs which vested on July 29, 2022;
◾	Kelly Abbott – 306,123 RSUs which vested on July 29, 2022;
◾	Mehrdad Momeni – 306,123 RSUs which vested on July 29, 2022;
◾	Connor Yuen – 281,532 RSUs which vested on July 29, 2022;
◾	Suzette Ramcharan – 281,532 RSUs which vested on August 18, 2022; and
◾	Pouya Farmand – 608,108 RSUs which vested on September 6, 2022.

Cellen Loan Restructuring Agreement

On November 10, 2022, the Company entered into an agreement (the “Loan Restructuring Agreement”) with Cellen Life Sciences Limited and Cellen Biotech Limited (collectively referred to as “Cellen”) which entails the restructuring of the payment terms applicable to the $500,000 loan payable by Cellen to the Company pursuant to a Bridge Loan Facility Agreement previously entered into on or around December 2, 2021. In terms of the Loan Restructuring Agreement, Cellen shall repay the $500,000 by no later than the fourth anniversary of the Loan Restructuring Agreement, namely by November 10, 2026. The loan shall not bear interest until the 2nd anniversary (namely November 10, 2024) of the Loan Restructuring Agreement, where thereafter, it shall bear interest at a rate of 5% per annum on the principal amount of the loan ($500,000). The loan is secured over the assets of Cellen.

Termination Agreement with the Company’s President

Subsequent to June 30, 2022, the Company entered into a termination agreement with the Company’s then President, Dr. Aslihan Akkar-Schenkl. In terms of the termination agreement, the existing employment arrangement with Dr. Akkar-Schenkl terminated on September 30, 2022. In lieu of the termination, Dr. Akkar-Schenkl was entitled to receive her contractually agreed bonus of €46,000 and further receive 110,000 common shares of the Company.

Cansativa Supply Agreement

On August 8, 2022, the Company (through its subsidiary company RPK) entered into a supply agreement with Cansativa GmbH. In terms of the supply agreement, which is expected to see RPK deliver at least 1,000 kilograms of dried cannabis flower to Cansativa over the first 12-month term of the agreement.